FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 4, 2005
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

     We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key figures (1)

		3rd quarter (2)		first nine months (3)
		2005	2004	2005	2004
	Income from continuing operations (in millions of euros)	625	871	2,570	2,762
	Effects related to Infineon share sale and a goodwill impairment (4)				403

					2,359
	Loss from discontinued operations, net of income taxes	(236)	(56)	(399)	(11)

	Net income	389	815	2,171	2,751
	(in millions of euros)
	Earnings per share from continuing operations (5)	0.70	0.97	2.89	3.10
	(in euros)
	Losses per share from discontinued operations (5)	(0.26)	(0.06)	(0.45)	(0.01)
	(in euros)

	Earnings per share (5)	0.44	0.91	2.44	3.09
	(in euros)
	Net cash from operating and investing activities (6)	(319)	348	(2,213)	2,605
	(in millions of euros)
therein:	Net cash provided by (used in) operating activities	1,336	1,148	1,218	2,591
	Net cash provided by (used in) investing activities	(1,655)	(800)	(3,431)	14

	Supplemental contributions to pension trusts	—	—	(1,496)	(1,255)
	(included in net cash provided by (used in) operating activities)

	Net proceeds from the sale of Infineon shares	—	—	—	1,794
	(included in net cash provided by (used in) investing activities)

	New orders (6)	19,935	18,237	60,815	56,563
	(in millions of euros)
	Sales (6)	18,750	17,553	54,071	51,710
	(in millions of euros)

	June 30, 2005	Sept. 30, 2004
Employees (6) (in thousands)	438	424
Germany	160	160
International	278	264

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of mobile phone activities pending divestment).
(2)	April 1 – June 30, 2005 and 2004, respectively.
(3)	October 1, 2004 and 2003 – June 30, 2005 and 2004, respectively.
(4)	Pretax gain of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million.
(5)	Earnings per share – basic.
(6)	Continuing operations.

Management’s discussion and analysis
Overview of financial results for the third quarter of fiscal 2005
•	Income from continuing operations was €625 million compared to €871 million a year earlier. Net income in the third quarter, which includes discontinued operations, was €389 million, compared to €815 million in the prior-year period.

•	Mobile devices business, reported as discontinued operations following a sale agreement, is excluded from reported results for continuing operations in both the current and prior-year periods, including Group profit, sales, orders and cash flows.

•	Basic earnings per share from continuing operations were €0.70 compared to €0.97 a year earlier. Including discontinued operations, basic earnings per share were €0.44 compared to €0.91, in the prior-year period.

•	On a continuing basis, Operations provided net cash of €66 million from operating and investing activities in the third quarter, compared to net cash provided of €448 million in the prior-year period. Investing activities included significant cash used in acquisitions. For Siemens as a whole, on a continuing basis, operating and investing activities used net cash of €319 million, compared to net cash provided of €348 million in the prior-year period. Including discontinued operations, operating and investing activities used net cash of €439 million, compared to net cash provided of €279 million in the prior-year period.

•	Third-quarter orders increased 9% on a continuing basis, to €19.935 billion, and sales rose 7% year-over-year, to €18.750 billion.

•	After the close of the third quarter, Siemens completed its acquisitions of Flender Holding GmbH and VA Technologie AG.

•	The shareholders of BenQ Group of Taiwan approved the mobile devices business sale agreement after the close of the third quarter. The transaction is expected to close in the fourth quarter.
     For the third quarter of fiscal 2005, ended June 30, 2005, Siemens reported income from continuing operations of €625 million, resulting in basic and diluted earnings per share of €0.70 and €0.67, respectively. In the third quarter a year earlier, income from continuing operations was €871 million and basic and diluted earnings per share were €0.97 and €0.94, respectively. Including discontinued operations, net income in the third quarter was €389 million, resulting in basic and diluted earnings per share of €0.44 and €0.42, respectively. A year earlier, net income was €815 million, and basic and diluted earnings per share were €0.91 and €0.88, respectively.
     While completing the divestment of its mobile devices business, Siemens is reporting the related business activities as discontinued operations. For the third quarter, this category includes the activities of the mobile devices business except for a manufacturing joint venture in China, which became part of discontinued operations following approval of the divestment by the minority shareholders early in the fourth quarter. Siemens’ income statement, following U.S. GAAP, separates out discontinued operations for both current and prior-year periods in order to focus on continuing operations and provide a consistent basis for comparing financial performance over time. The following discussion conforms to this presentation.
     In Operations, top earnings performers included Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. Transportation Systems (TS) was in the black and further stabilized its operations. While strategic reorientation efforts at Com included divestment of the Group’s mobile devices business, its remaining operations recorded a loss compared to a profit in the third quarter a year earlier. Results were negative at Siemens Business Services (SBS) and Logistics and Assembly Systems (L&A) as well.
     Financing and Real Estate activities contributed €124 million in income before income taxes in the third quarter, up from €77 million a year earlier. Corporate Treasury activities contributed €38 million compared to €46 million in the prior-year period.
     On a continuing basis, Operations provided €66 million in net cash from operating and investing activities in the third quarter, including €731 million in net cash used to acquire CTI Molecular Imaging, Inc. In the third quarter a year earlier, operating and investing activities within Operations provided net cash of €448 million. Financing and Real Estate and Corporate Treasury activities used net cash of €385 million, compared to net cash used of €100 million in the same period a year earlier. For Siemens as a whole, on a continuing basis, operating and investing activities used net cash of €319 million, compared to net cash provided of €348 million in the prior-year period.

Results of Siemens
Results of Siemens – Third quarter of fiscal 2005 compared to third quarter of fiscal 2004
     The following discussion presents selected information for Siemens for the third quarter ended:

	June 30,
	2005	2004
	(€ in millions)
New orders	19,935	18,237
New orders in Germany	3,791	3,378
New international orders	16,144	14,859
Sales	18,750	17,553
Sales in Germany	3,759	3,797
International sales	14,991	13,756
     Third-quarter orders increased 9%, to €19.935 billion, and sales rose 7% year-over-year, to €18.750 billion. Excluding the net effects of acquisitions and dispositions and currency translation effects, orders rose 5% and sales were up 4%. Organic growth was particularly strong at A&D, SV and Med, while acquisitions expanded Siemens’ business base in water systems, wind power and energy distribution. On a geographic basis, international orders increased 9% compared to the third quarter a year ago and orders in Germany climbed 12% year-over-year fueled by a major power generation contract. Within international orders, growth in Asia-Pacific and the Americas outpaced growth in Europe. Growth in sales for the third quarter included a 9% rise in international sales, with particular strength in the Americas. Sales in Germany declined 1% year-over-year.

	June 30,
	2005	2004
	(€ in millions)
Gross profit on sales	5,301	5,228
as percentage of sales	28.3%	29.8%
     Gross profit margin was 28.3% in the third-quarter compared to 29.8% a year earlier. The change year-over-year is due primarily to a significant decrease in gross profit at Com and SBS. The decline at Com was attributable primarily to lower profitability in its large enterprise and carrier businesses, while broadbased margin declines and restructuring charges reduced profitability at SBS. In contrast, gross profit rose with increasing revenues at Med and A&D.

	June 30,
	2005	2004
	(€ in millions)
Research and development expenses	(1,252)	(1,165)
as percentage of sales	6.7%	6.6%
Marketing, selling and general administrative expenses	(3,366)	(3,119)
as percentage of sales	18.0%	17.8%
Other operating income (expense), net	45	13
Income from investments in other companies, net	78	70
Income (expense) from financial assets and marketable securities, net	(27)	(5)
Interest income of Operations, net	2	11
Other interest income, net	65	70
     Research and development expenses were 6.7% of sales, level with the prior-year quarter. Marketing, selling and general administrative expenses as a percent of sales increased slightly, to 18.0% of sales from 17.8% in the third quarter a year ago. Other operating income (expense), net rose to €45 million in the third quarter, up from €13 million a year earlier, while income from investments in other companies, net was €78 million compared to €70 million in the same period a year earlier.

	June 30,
	2005	2004
	(€ in millions)
Income from continuing operations before income taxes	846	1,103
Income taxes	(187)	(196)
as percentage of income from continuing operations before income taxes	(22)%	(18)%
Income from continuing operations	625	871
Income (loss) from discontinued operations, net of income taxes	(236)	(56)
Net income	389	815
     The effective tax rate on income from continuing operations in the third quarter of fiscal 2005 was 22%, up from 18% in the prior-year period. Both periods benefited from positive tax effects outside of Germany, which were higher in the prior year. Income (loss) from discontinued operations, net of income taxes was a negative €236 million compared to negative €56 million in the prior-year quarter and reflects the results of discontinued mobile devices activities pending divestment.

Results of Siemens – First nine months of fiscal 2005 compared to first nine months of fiscal 2004
     The following discussion presents selected information for Siemens for the nine months ended:

	June 30,
	2005	2004
	(€ in millions)
New orders	60,815	56,563
New orders in Germany	12,153	11,638
New international orders	48,662	44,925
Sales	54,071	51,710
Sales in Germany	11,504	11,873
International sales	42,567	39,837
     Orders increased 8%, to €60.815 billion from €56.563 billion, on growing demand, particularly in Asia-Pacific and the Americas. Sales in the first nine months of fiscal 2005 were €54.071 billion, a 5% increase from €51.710 billion in the prior-year period. Excluding the net effects of acquisitions and dispositions and currency translation effects, orders rose 5% and sales were up 2%.
     International sales rose 7%, to €42.567 billion, and international orders increased 8%, to €48.662 billion. In Germany, sales declined 3% year-over-year, to €11.504 billion, while orders rose 4%, to €12.153 billion, due primarily to outsourcing-related acquisitions at SBS and a major order for PG in the third quarter. In Europe outside Germany, nine-month sales rose 4% year-over-year, to €17.514 billion, and orders increased 1%, to €19.229 billion. Within the Americas, sales in the U.S. in the first nine months increased 8%, to €10.567 billion, and orders rose 9%, to €11.291 billion, as new growth from acquisitions more than offset strong negative currency translation effects. Asia-Pacific sales of €7.351 billion were 5% higher than in the first nine months of the prior year, while orders climbed 19% year-over-year, to €9.061 billion. Within Asia-Pacific, sales in the first nine months in China were up 2%, at €2.053 billion, while orders in China surged 44% to €3.072 billion.

	June 30,
	2005	2004
	(€ in millions)
Gross profit on sales	16,001	15,168
as percentage of sales	29.6%	29.3%
     Gross profit as a percentage of sales in the first nine months of fiscal 2005 increased to 29.6% from 29.3% a year earlier. A majority of the Groups in Operations achieved a gross profit improvement year-over-year, led by TS, A&D, Industrial Solutions and Services (I&S) and SV. Gross profit at TS in the prior year included substantial charges in the Group’s rolling stock business. A&D improved gross profit through higher revenues and further increases in productivity, while I&S and SV benefited from acquisitions. Gross profit declined at SBS due to operational issues and restructuring measures.

	June 30,
	2005	2004
	(€ in millions)
Research and development expenses	(3,608)	(3,462)
as percentage of sales	6.7%	6.7%
Marketing, selling and general administrative expenses	(9,883)	(9,314)
as percentage of sales	18.3%	18.0%
Other operating income (expense), net	38	(327)
Income from investments in other companies, net	434	952
Income (expense) from financial assets and marketable securities, net	309	69
Interest income (expense) of Operations, net	(23)	16
Other interest income, net	206	194
     Research and development expenses remained level at 6.7% of sales. Marketing, selling and general administrative expenses rose to 18.3% of sales, compared to 18.0% in the prior-year period, driven by higher costs at Com and I&S. Other operating income (expense), net was €38 million in the current period, up from a negative €327 million a year earlier. The prior-year period included a €433 million goodwill impairment, partially offset by gains from dispositions, particularly at Med. Income from investments in other companies, net was €434 million, compared to €952 million in the first nine months a year earlier, which included a pre-tax gain of €590 million from the sale of shares in Infineon Technologies AG (Infineon). Income (expense) from financial assets and marketable securities, net was €309 million, due primarily to a gain of €208 million on the sale of shares in Juniper Networks, Inc. (Juniper) at Com in the first quarter of fiscal 2005. Income (expense) from financial assets and marketable securities, net in the first nine months of fiscal 2004 was €69 million.

	June 30,
	2005	2004
	(€ in millions)
Income from continuing operations before income taxes	3,474	3,296
Income taxes	(801)	(417)
as percentage of income from continuing operations before income taxes	(23)%	(13)%
Income from continuing operations	2,570	2,762
Income (loss) from discontinued operations, net of income taxes	(399)	(11)
Net income	2,171	2,751
     The effective tax rate on income from continuing operations in the first nine months of fiscal 2005 was 23%, compared to 13% in the prior year. Both periods benefited from positive tax effects outside of Germany. The prior-year period also benefited from the reversal in deferred tax liabilities related to the sale of Infineon shares. Income (loss) from discontinued operations, net of income taxes was a negative €399 million compared to negative €11 million in the prior-year period and reflects the results of discontinued mobile devices activities pending divestment.
Acquisition and discontinued operations
     During the third quarter, Siemens acquired CTI Molecular Imaging, Inc., USA (CTI). The primary reason for the acquisition is to strengthen Med’s commitment to molecular imaging development. The preliminary purchase price amounted to €731 million, net of €61 million cash acquired.
     Also in the third quarter, Siemens reached an agreement to sell its mobile devices business to BenQ Group of Taiwan. While completing the divestment of its mobile devices business, Siemens is reporting the related business activities as discontinued operations. The discontinued business had a net loss of €236 million in the third quarter, compared to a net loss of €56 million in the same period a year earlier.
     The mobile devices activities to be divested include our mobile devices manufacturing business at Siemens Shanghai Mobile Communications Ltd. in China (SSMC). Contractual agreements with the minority shareholders of SSMC required their approval before SSMC could be sold to a third party and, accordingly, discontinued operations for the third quarter do not include SSMC. This approval was obtained in July 2005 and SSMC’s activities will be included in discontinued operations beginning with the fourth quarter.
     BenQ shareholders approved the mobile devices business purchase agreement on July 28, 2005, for which closing is expected in the fourth quarter subject to the approval of relevant antitrust authorities.
     For further information, see “Notes to Consolidated Financial Statements.”

Segment information analysis
Operations
Information and Communications
Communications (Com)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	(70)	209			431	469	(8)%
Group profit margin	(2.1)%	6.2%			4.2%	4.6%
Sales	3,335	3,381	(1)%	(3)%	10,169	10,178	0%	(1)%
New orders	3,456	3,534	(2)%	(3)%	10,879	10,835	0%	(1)%

*	Excluding currency translation effects of 1% on sales, and portfolio effects of 1% on sales and orders.
**	Excluding portfolio effects of 1% on sales and orders.
     As described above, results for Com in the current and prior-year period exclude discontinued mobile devices business. On a continuing basis, Com’s sales of €3.335 billion and orders of €3.456 billion were close to prior-year levels. The Group posted a loss of €70 million, however, compared to Group profit of €209 million in the same period a year earlier. Com’s enterprise business experienced lower sales and increased pricing pressure, while results in the carrier businesses include both severance charges and negative effects from foreign exchange derivatives not qualifying for hedge accounting. Com expects its ongoing reorientation efforts to result in further charges in coming quarters.
     In the first nine months of fiscal 2005, Com’s Group profit of €431 million included decreased profitability at our fixed networks and enterprise businesses, and increased earnings from the mobile networks business, as well as a gain of €208 million from the sale of a portion of Com’s shares in Juniper Networks, Inc. Nine-month sales were nearly unchanged at €10.169 billion, including growth in the carrier business and lower sales in the enterprise business. Orders of €10.879 billion were also level with the prior year.
Siemens Business Services (SBS)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	(109)	(2)			(263)	68
Group profit margin	(8.2)%	(0.2)%			(6.8)%	2.0%
Sales	1,331	1,140	17%	6%	3,871	3,471	12%	3%
New orders	1,331	1,218	9%	8%	4,730	3,951	20%	6%

*	Excluding currency translation effects of (1)% on orders, and portfolio effects of 11% and 2% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on orders, and portfolio effects of 9% and 15% on sales and orders, respectively.
     Sales and orders at SBS each rose to €1.331 billion in the third quarter, up 17% and 9%, respectively, compared to the same period a year earlier. Long-term outsourcing contracts, mostly involving acquisitions, accounted for most of the growth. The loss of €109 million for the quarter reflects an overall decline in profitability as well as restructuring charges.

     For the first nine months, SBS turned in a loss of €263 million compared to Group profit of €68 million in the same period a year earlier. The current period included Group-wide earnings declines compared to the prior-year period, as well as charges taken as part of measures to address the Group’s cost structure challenges. Sales rose 12% year-over-year, to €3.871 billion and orders were up 20%, to €4.730 billion. The increase in sales and orders is primarily due to long-term outsourcing contracts, mostly involving acquisitions. SBS intends to outsource activities of the product-related services business and as part of its strategic reorientation expects further charges in the coming quarters.
Automation and Control
Automation and Drives (A&D)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	328	308	6%		867	764	13%
Group profit margin	13.7%	13.9%			12.7%	12.0%
Sales	2,388	2,208	8%	9%	6,803	6,360	7%	8%
New orders	2,565	2,290	12%	13%	7,350	6,670	10%	11%

*	Excluding portfolio effects of (1)% on sales and orders.
**	Excluding currency translation effects of (1)% on sales and orders.
     Group profit at A&D was a record €328 million in the third quarter, as the Group continued to leverage strong margins into an expanding revenue base. Rising international demand drove third-quarter sales up 8% year-over-year, to €2.388 billion, while orders climbed 12%, to €2.565 billion.
     For the first nine months of fiscal 2005, A&D’s Group profit was €867 million, up 13% from the prior-year level due to higher sales and continued increases in productivity. First-nine-months sales rose 7%, to €6.803 billion, and orders climbed 10%, to €7.350 billion, as A&D continued its rapid growth in Asia-Pacific and steady expansion in Europe and the Americas.
Industrial Solutions and Services (I&S)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	26	19	37%		87	60	45%
Group profit margin	2.2%	1.9%			2.5%	2.0%
Sales	1,184	1,001	18%	2%	3,536	2,981	19%	5%
New orders	1,272	952	34%	19%	4,029	3,166	27%	14%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 17% and 16% on sales and orders, respectively.
**	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 16% and 15% on sales and orders, respectively.
     I&S increased third-quarter Group profit to €26 million from €19 million a year earlier, due in part to its USFilter acquisition between the periods under review. The acquisition also contributed strongly to sales of €1.184 billion for the quarter, which climbed 18% year-over-year, and to orders of €1.272 billion, up 34% compared to the third quarter a year ago.
     Nine-month Group profit at I&S was €87 million, up from €60 million a year earlier on rising sales and acquisition of the USFilter water systems business. Organic growth was also strong year-over-year, enabling I&S to take nine-months orders up 27%, to €4.029 billion. Sales were up 19%, to €3.536 billion.

Logistics and Assembly Systems (L&A)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	(49)	14			(4)	(53)	92%
Group profit margin	(8.8)%	2.5%			(0.2)%	(3.3)%
Sales	557	568	(2)%	0%	1,672	1,613	4%	9%
New orders	482	513	(6)%	(2)%	1,940	2,135	(9)%	(5)%

*	Excluding currency translation effects of (1)% and (2)% on sales and orders, respectively, and portfolio effects of (1)% and (2)% on sales and orders, respectively.
**	Excluding currency translation effects of (3)% and (2)% on sales and orders, respectively, and portfolio effects of (2)% on sales and orders.
     L&A posted a loss of €49 million compared to Group profit of €14 million in the third period a year earlier. The loss included charges for a number of projects, particularly in L&A’s distribution and industry logistics activities, as well as an expected reversal of first-quarter gains from foreign exchange derivatives not qualifying for hedge accounting. The Electronics Assembly and Airport Logistics divisions made positive contributions to Group profit. Sales of €557 million came in 2% lower than in the third quarter a year earlier, and orders of €482 million were down 6% year-over-year.
     For the first nine months, L&A had a loss of €4 million, including a minor net benefit from foreign exchange derivatives not qualifying for hedge accounting. A year earlier, the loss of €53 million included contract charges, excess capacity and cost overruns. Sales for the first nine months reached €1.672 billion, up 4% over the prior-year period. While orders came in well above sales, at €1.940 billion, they were still below orders in the first nine months a year earlier, when L&A won major new contracts with the U.S. Postal Service and in the Middle East. To address the negative earnings trends at L&A, particularly in the distribution and industry logistics area, Siemens has embarked on a strategic reorientation of the Group’s business portfolio.
Siemens Building Technologies (SBT)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	26	14	86%		97	69	41%
Group profit margin	2.4%	1.4%			3.1%	2.3%
Sales	1,075	997	8%	7%	3,115	3,033	3%	3%
New orders	1,139	1,070	6%	7%	3,355	3,205	5%	6%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 2% on sales.
**	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 2% and 1% on sales and orders, respectively.
     Third-quarter Group profit at SBT rose to €26 million from €14 million a year earlier, as higher revenues enabled the Group to increase capacity utilization and improve its earnings margin. Third-quarter sales rose 8% from the prior-year level, to €1.075 billion, and orders were up 6% year-over-year, to €1.139 billion.
     Nine-month Group profit rose to €97 million from €69 million a year earlier, benefiting from broad-based improvement in SBT’s capacity utilization and a gain on the sale of an investment. Sales for the first nine months increased 3% compared to the prior-year period, to €3.115 billion, and nine-month orders rose to €3.355 billion, up 5% year-over-year.

Power
Power Generation (PG)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	224	236	(5)%		695	755	(8)%
Group profit margin	10.6%	12.2%			12.2%	13.6%
Sales	2,114	1,933	9%	3%	5,716	5,548	3%	0%
New orders	2,646	2,029	30%	16%	7,646	7,119	7%	2%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 7% and 15% on sales and orders, respectively.
**	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 5% and 6% on sales and orders, respectively.
     PG generated Group profit of €224 million in the third quarter. Within a changing sales mix, increasing profitability in the Group’s growing industrial applications business largely offset lower profitability in the fossil power generation business. Third-quarter sales for PG rose 9% year-over-year, including acquisition of the Group’s wind energy business between the periods under review. Along with the acquisition, major new contracts in Asia-Pacific, Europe, the Middle East and the U.S. fueled a 30% surge in third-quarter orders, which reached €2.646 billion.
     Group profit for the first nine months at PG was €695 million compared to €755 million in the same period a year earlier. Within Group profit for the first nine months, a significant rise in earnings in PG’s industrial turbine business partly offset lower earnings from fossil power generation, PG’s largest business. The current period includes higher cancellation gains and equity investment income, while earnings in the prior-year period benefited from the release of accruals associated with project completion. Sales for the first nine months were up 3% compared to the prior year, at €5.716 billion. Nine-month orders of €7.646 billion were up 7% compared to the prior year, benefiting from the acquisition of PG’s wind power business in the first quarter of fiscal 2005.
Power Transmission and Distribution (PTD)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	27	62	(56)%		140	176	(20)%
Group profit margin	2.9%	7.5%			5.2%	7.2%
Sales	945	822	15%	5%	2,669	2,435	10%	3%
New orders	1,323	848	56%	45%	3,645	2,775	31%	25%

*	Excluding portfolio effects of 10% and 11% on sales and orders, respectively.
**	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 9% and 8% on sales and orders, respectively.
     Third-quarter orders at PTD climbed 56%, to €1.323 billion, including a major contract in China and the effect of acquiring Trench Electric Holding between the periods under review. Third-quarter sales also benefited from the acquisition, rising 15% year-over-year, to €945 million. Group profit of €27 million includes severance charges related to previously announced capacity adjustments in PTD’s Nuremberg transformer manufacturing facility.
     Group profit for the first nine months was €140 million compared to €176 million in the same period a year earlier. The difference is due primarily to PTD’s transformers business, where capacity reduction measures entailed severance charges. The Trench acquisition contributed to increases in both sales and orders year-over-year, helping nine-month sales rise 10%, to €2.669 billion from €2.435 billion a year earlier. Order growth was even more organically based, rising 31% year-over-year, to €3.645 billion.

Transportation
Transportation Systems (TS)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	6	(48)			30	(305)
Group profit margin	0.6%	(4.7)%			1.0%	(9.9)%
Sales	1,075	1,019	5%	5%	3,029	3,085	(2)%	(1)%
New orders	768	942	(18)%	(18)%	3,009	3,083	(2)%	(1)%

*	Excluding currency translation effects.
**	Excluding portfolio effects of (1)% on sales and orders.
     TS posted Group profit of €6 million in the third quarter and continued to stabilize its operations. A year earlier, the same period included significantly higher charges in the Group’s rolling stock business. Sales were €1.075 billion, up 5% from the third quarter a year earlier. Third-quarter orders were €768 million compared to €942 million a year earlier.
     Nine-month Group profit at TS was €30 million, including positive results in all three quarters. A year earlier, a loss of €305 million in the first nine months was due primarily to substantial charges in the Group’s rolling stock business. Nine-month sales and orders came in close to the prior-year levels, at €3.029 billion and €3.009 billion, respectively.
Siemens VDO Automotive (SV)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	178	174	2%		482	402	20%
Group profit margin	6.9%	7.0%			6.7%	6.0%
Sales	2,566	2,502	3%	3%	7,199	6,703	7%	1%
New orders	2,733	2,517	9%	9%	7,370	6,716	10%	4%

*	Excluding currency translation effects.
**	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 7% on sales and orders.
     SV drove Group profit up to €178 million in the seasonally strong third quarter. Sales rose to €2.566 billion, up 3% compared to the third quarter a year earlier. In combination with SBS, SV also won a major order for a satellite tracking and monitoring system for buses in London, lifting third-quarter orders 9% year-over-year, to €2.733 billion.
     Group profit for the first nine months increased to €482 million, up 20% from €402 million a year earlier, as SV strengthened its earnings margin on higher sales. Sales and orders of €7.199 billion and €7.370 billion, respectively, were up significantly in the first nine months of the current year, reflecting the London order mentioned above and acquisitions between the periods under review, including an automotive electronics unit in the U.S.

Medical
Medical Solutions (Med)

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	241	219	10%		674	774	(13)%
Group profit margin	12.5%	13.1%			12.6%	15.4%
Sales	1,921	1,670	15%	16%	5,351	5,026	6%	9%
New orders	2,119	1,999	6%	6%	6,072	5,626	8%	11%

*	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.
**	Excluding currency translation effects of (3)% on sales and orders.
     In the highly competitive market for medical solutions, Med achieved double-digit growth in sales and Group profit. Global demand, particularly for Med’s diagnostics imaging solutions, drove sales up 15% year-over-year, to €1.921 billion, and pushed orders to €2.119 billion, a 6% rise compared to the prior-year period. Group profit of €241 million for the quarter was up 10% year-over-year.
     Med delivered €674 million in Group profit in the first nine months. Group profit in the same period a year earlier was higher due to €118 million in gains from portfolio activities particularly related to Med’s electromedical systems business. Med’s nine-month sales rose 6% year-over-year, to €5.351 billion, and orders grew 8%, to €6.072 billion. Excluding currency translation effects, nine-month sales increased 9% and orders rose 11% year-over-year.
Lighting
Osram

	Third quarter				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2005	2004	Actual	Comparable*	2005	2004	Actual	Comparable**
Group profit	111	111	0%		348	336	4%
Group profit margin	10.7%	10.8%			11.0%	10.5%
Sales	1,038	1,029	1%	2%	3,178	3,190	0%	2%
New orders	1,038	1,029	1%	2%	3,178	3,190	0%	2%

*	Excluding currency translation effects of (1)% on sales and orders.
**	Excluding currency translation effects of (2)% on sales and orders.
     Osram held Group profit at €111 million in the third quarter, level with the prior year. Sales and orders for the quarter increased 1% year-over-year, to €1.038 billion.
     In the first nine months, Osram’s focus on margins in a flat market enabled the Group to increase Group profit 4% year-over-year without an increase in sales. Excluding currency translation effects, sales and orders of €3.178 billion for the first nine months were up 2% year-over-year.
Other Operations
     Other Operations consist of centrally held equity investments, joint ventures and other operating businesses not related to a Group. In the third quarter, these activities generated €41 million in Group profit, led by BSH Bosch und Siemens Hausgeräte GmbH. A year earlier, Other Operations contributed €17 million in third-quarter Group profit.
     For the first nine months, Other Operations contributed €207 million in Group profit, up from €195 million in the same period a year earlier. As in the third quarter, BSH Bosch und Siemens Hausgeräte GmbH was the main contributor to Group profit from Other Operations in the year-to-date period.

Corporate items, pensions and eliminations
     Corporate items, pensions and eliminations were a negative €248 million in the third quarter, compared to a negative €322 million in the same period a year earlier. The primary difference year-over-year is a decrease in centrally carried pension expense, which benefited from supplemental pension funding early in the fiscal year.
     For the first nine months, Corporate items, pensions and eliminations were a negative €807 million, compared to a negative €786 million in the year ago period. In the current nine-month period, centrally carried pension expense was lower. The prior year includes effects from the second quarter, when a centrally taken goodwill impairment of €433 million related to L&A was more than offset by a pre-tax gain of €590 million on the sale of shares in Infineon. For further information regarding the goodwill impairment, see “Notes to Consolidated Financial Statements.”
Financing and Real Estate
Siemens Financial Services (SFS)

	Third quarter			Nine months ended June 30,
(€ in millions)	2005	2004	% Change	2005	2004	% Change
Income before income taxes	80	67	19%	269	190	42%
				June 30,	Sept. 30,
				2005	2004
Total assets				9,578	9,055	6%
     Income before income taxes at SFS was €80 million, up from €67 million in the third quarter a year earlier, due primarily to a gain on the sale of a 51% stake in the real estate funds management business of its Siemens Kapitalanlagegesellschaft mbH (SKAG) unit.
     For the first nine months, income before income taxes at SFS rose on higher income in the Equity division, including a gain on the sale of an investment and a special dividend, and on a gain in the Investment Management division from the SKAG transaction mentioned above. Assets continued to rise compared to the end of fiscal 2004, due to expansion of the Group’s leasing business.
Siemens Real Estate (SRE)

	Third quarter			Nine months ended June 30,
(€ in millions)	2005	2004	% Change	2005	2004	% Change
Income before income taxes	44	10	340%	114	108	6%
Sales	403	389	4%	1,188	1,170	2%
				June 30,	Sept. 30,
				2005	2004
Total assets				3,513	3,455	2%
     Income before income taxes at SRE was €44 million compared to €10 million in the third quarter a year earlier, which included termination costs related to a major development project in Frankfurt.
     Nine-month income before income taxes at SRE was €114 million, up from €108 million a year earlier. The difference year over year is primarily due to the above mentioned project charges in the prior year, as well as lower income from rental activities in the first nine months of fiscal 2005, in a generally weak market for commercial real estate.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes from Eliminations, reclassifications and Corporate Treasury activities was €38 million in the third quarter of fiscal 2005, compared to €46 million in the same period a year earlier.
     For the first nine months, Income before income taxes from Eliminations, reclassifications and Corporate Treasury activities was €219 million, compared to €172 million in the same period a year earlier. The current year benefited from higher income from interest rate derivatives not qualifying for hedge accounting.

Liquidity, capital resources and capital requirements
Cash flow — First nine months of fiscal 2005 compared to first nine months of fiscal 2004
The following discussion presents an analysis of Siemens’ cash flows for the nine-month period ended June 30, 2005 and 2004. In the first table, net cash flows for Siemens is provided for continuing and discontinued operations while the second table focuses on continuing operations.

	Siemens
	Nine months ended
	June 30,
	2005	2004
	(€ in millions)
Net cash provided by (used in) operating and investing activities:
Continuing and discontinued operations	(2,937)	2,653
Discontinued operations	(724)	48
Continuing operations	(2,213)	2,605
     Siemens, in the first nine months of fiscal 2005, including discontinued operations, used net cash in operating and investing activities of €2.937 billion, compared to net cash provided of €2.653 billion in the first nine months a year earlier. Discontinued operations used net cash in operating and investing activities of €724 million in the current nine-month period, compared to net cash provided of €48 million in the prior year. This change year-over-year is due to primarily higher losses and cash outflows for net working capital in the discontinued mobile devices business. Net cash used in operating and investing activities from continuing operations for Siemens in the first nine months of fiscal 2005 was €2.213 billion, compared to net cash provided of €2.605 billion in the first nine months a year earlier.

			SFS, SRE and
			Corporate
	Operations		Treasury		Siemens
			Nine months ended June 30,
	2005	2004	2005	2004	2005	2004
	(€ in millions)
Net cash provided by (used in) continuing operations:
Operating activities	631	1,226	587	1,365	1,218	2,591
Investing activities	(2,747)	332	(684)	(318)	(3,431)	14
Net cash provided by (used in) operating and investing activities — continuing operations	(2,116)	1,558	(97)	1,047	(2,213)	2,605
     Operations provided net cash by operating activities from continuing operations of €631 million in the current period compared to net cash provided of €1.226 billion in the prior-year period. Within Operations, net inventories increased across most of the Groups in the current period, primarily at PG and TS. Both the current and prior-year periods included significant supplemental cash contributions to Siemens’ pension plans, totaling €1.496 billion and €1.255 billion, respectively. Corporate Treasury and Financing and Real Estate activities also contributed to the difference between the periods under review. The change year-over-year primarily involves reduced effects from hedging of intracompany financing, due to increased use of externally raised financing in local currencies, while the prior-year period also included repayment of a €247 million vendor note related to the earlier disposal of various businesses. Net cash provided by operating activities from continuing operations for Siemens in the first nine months of fiscal 2005 was €1.218 billion, compared to net cash provided of €2.591 billion in the first nine months a year earlier.
     Operations used net cash in investing activities from continuing operations of €2.747 billion in the current period compared to net cash provided of €332 million in the prior-year period. The change is due primarily to €1.794 billion in net proceeds from the sale of Infineon shares in the prior year, while the current period includes €263 million from Com’s sale of a portion of its shares in Juniper. Acquisitions also contributed to higher cash outflows in the current period, particularly CTI Molecular Imaging, Inc. at Med for €731 million, net of €61 million cash acquired, and Bonus Energy A/S at PG. Capital expenditures also increased year-over-year due to business growth. SFS had higher cash outflows for investing activities primarily due to a build-up of leasing assets. Net cash used in investing activities from continuing operations for Siemens in the first nine months of fiscal 2005 was €3.431 billion, compared to net cash provided of €14 million a year earlier.
     Net cash used in financing activities in the first nine months of fiscal 2005 was €225 million, compared to net cash used of €1.423 billion in the prior-year period. The current period includes net proceeds from the issuance of short-term debt, while the prior year includes €544 million in net repayment of debt. Dividends paid to shareholders increased to €1.112 billion in the first nine months, up from €978 million in the same period a year earlier.

Pension plan funding

     Siemens significantly improved the funding status of its principal pension plans as of June 30, 2005. Underfunding of the plans was down to €0.5 billion from approximately €3.1 billion at the prior year-end. The net value of principal pension plan assets at the end of the third quarter exceeded Siemens’ estimated accumulated benefit obligation (ABO). The improvement was accomplished through supplemental and regular contributions, plus a return on plan assets of 12.5% on an annualized basis, above the expected annualized return of 6.7%.

     The fair value of plan assets of Siemens’ principal funded pension plans on June 30, 2005 was €20.8 billion, compared to €17.7 billion on September 30, 2004. Siemens’ supplemental pension contributions in the first nine months of fiscal 2005 included €1.380 billion in cash for the domestic pension plans and €116 million for the pension plans in the U.S. Supplemental contributions in the first nine months a year ago amounted to €1.255 billion in cash. Regular employer contributions amounted to €397 million compared to €452 million in the first nine months of the prior year.

     Based on the assumptions from the end of the prior fiscal year, the estimated projected benefit obligation (PBO) amounted to €21.3 billion on June 30, 2005, an increase of approximately €500 million compared to the PBO of €20.8 billion on September 30, 2004. The increase is due to the net of pension service and interest costs less benefits paid during the nine-month period, and currency translation effects.

     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

Capital resources and capital requirements

     At the Annual Shareholders’ Meeting on January 27, 2005, our shareholders gave authorization to repurchase up to 10% of the Siemens’ €2.673 billion common stock until July 26, 2006. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase by employees or former employees of the Company; and (iv) used to service the conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory Board shall be authorized to transfer treasury stock repurchased by the Company to members of the Managing Board of Siemens AG as stock-based compensation with a blocking period of at least two years. For further information with respect to the repurchase of shares for purchase by employees see “Notes to the Consolidated Financial Statements.”

     In March 2005, we renewed our U.S.$3.0 billion multi-currency revolving credit facility and increased it to a U.S.$5.0 billion syndicated multi-currency revolving loan credit facility expiring March 2012 provided by a syndicate of international banks. Borrowings under this credit facility bear interest of 0.15% above either EURIBOR (Euro Interbank Offered Rate) in case of a draw down in euros, or LIBOR (London Interbank Offered Rate) in case of a draw down in the other currencies agreed on. As of June 30, 2005, the full amount of this line of credit remains unused. This credit facility does not contain a material adverse change clause.

EVA performance

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

     Beginning in fiscal 2005, Siemens adjusted its calculation of EVA, in particular the weighted average cost of capital for our Operations Groups, to better correspond to the current operating environment. On a consistent calculation basis, EVA in the first nine months of fiscal 2005 was positive but below the level a year earlier.

Outlook

     We are in the process of taking appropriate measures to address disappointing performance at SBS, Com, and L&A. For L&A, we initiated a strategic reorientation of its business. At SBS, we intend to outsource activities of the product-related services business. We expect this will enable us to offer these services to our customers on a more competitive basis as part of integrated solutions. Beyond that, we will seek ways to realign the cost structure and further optimize processes in the Group’s other businesses. At Com, we need to address weaknesses in the carrier and enterprise businesses in particular. These measures are oriented toward our aim to drive profitable growth. For the fiscal year 2005, we want to achieve an income from continuing operations roughly in line with the comparable level of income from continuing operations in the prior year.

Subsequent events

     In July 2005, Siemens completed its acquisition of Flender Holding GmbH, Germany (Flender) a supplier of gear systems which will be integrated into A&D. The preliminary purchase price amounted to approximately €701 million, net of debt assumed. Also in July 2005, Siemens completed its acquisition of VA Technologie AG (VA Tech). The preliminary purchase price was €1.004 billion for a total equity interest of 97.15%. VA Tech’s metallurgy, power transmission and distribution, and infrastructure activities will be integrated into I&S and PTD. In order to comply with respective European antitrust ruling, VA Tech’s power generation business which include the hydropower activities will be sold. On July 28, 2005, BenQ shareholders approved the mobile devices business purchase agreement, for which closing is expected in the fourth quarter subject to the approval of relevant antitrust authorities.

     This interim report contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise from, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated. Throughout this interim report, whenever reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this interim report.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	18,750	17,553	(407)	(377)	18,630	17,414	527	516
Cost of sales	(13,449)	(12,325)	407	377	(13,424)	(12,271)	(432)	(431)

Gross profit on sales	5,301	5,228	—	—	5,206	5,143	95	85
Research and development expenses	(1,252)	(1,165)	—	—	(1,252)	(1,165)	—	—
Marketing, selling and general administrative expenses	(3,366)	(3,119)	—	—	(3,283)	(3,035)	(83)	(84)
Other operating income (expense), net	45	13	(20)	(25)	(11)	(1)	76	39
Income from investments in other companies, net	78	70	—	—	63	51	15	19
Income (expense) from financial assets and marketable securities, net	(27)	(5)	(21)	(8)	7	7	(13)	(4)
Interest income (expense) of Operations, net	2	11	—	—	2	11	—	—
Other interest income (expense), net	65	70	79	79	(48)	(31)	34	22

Income from continuing operations before income taxes	846	1,103	38	46	684	980	124	77
Income taxes	(187)	(196)	(12)	(8)	(141)	(173)	(34)	(15)
Minority interest	(34)	(36)	—	—	(34)	(36)	—	—

Income from continuing operations	625	871	26	38	509	771	90	62
Income (Loss) from discontinued operations, net of income taxes	(236)	(56)	—	—	(237)	(56)	1	—

Net income	389	815	26	38	272	715	91	62

Basic earnings per share
Income from continuing operations	0.70	0.97
Loss from discontinued operations	(0.26)	(0.06)

Net income	0.44	0.91

Diluted earnings per share
Income from continuing operations	0.67	0.94
Loss from discontinued operations	(0.25)	(0.06)

Net income	0.42	0.88

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	54,071	51,710	(1,216)	(1,125)	53,709	51,266	1,578	1,569
Cost of sales	(38,070)	(36,542)	1,216	1,125	(38,012)	(36,409)	(1,274)	(1,258)

Gross profit on sales	16,001	15,168	—	—	15,697	14,857	304	311
Research and development expenses	(3,608)	(3,462)	—	—	(3,608)	(3,462)	—	—
Marketing, selling and general administrative expenses	(9,883)	(9,314)	(1)	(1)	(9,648)	(9,103)	(234)	(210)
Other operating income (expense), net	38	(327)	(67)	(60)	(32)	(354)	137	87
Income from investments in other companies, net	434	952	—	—	345	905	89	47
Income (expense) from financial assets and marketable securities, net	309	69	83	29	253	65	(27)	(25)
Interest income (expense) of Operations, net	(23)	16	—	—	(23)	16	—	—
Other interest income (expense), net	206	194	204	204	(112)	(98)	114	88

Income from continuing operations before income taxes	3,474	3,296	219	172	2,872	2,826	383	298
Income taxes(1)	(801)	(417)	(50)	(21)	(662)	(358)	(89)	(38)
Minority interest	(103)	(117)	—	—	(103)	(117)	—	—

Income from continuing operations	2,570	2,762	169	151	2,107	2,351	294	260
Income (Loss) from discontinued operations, net of income taxes	(399)	(11)	—	—	(401)	(12)	2	1

Net income	2,171	2,751	169	151	1,706	2,339	296	261

Basic earnings per share
Income from continuing operations	2.89	3.10
Loss from discontinued operations	(0.45)	(0.01)

Net income	2.44	3.09

Diluted earnings per share
Income from continuing operations	2.76	2.97
Loss from discontinued operations	(0.42)	(0.01)

Net income	2.34	2.96

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2005 and September 30, 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	6/30/05	9/30/04	6/30/05	9/30/04	6/30/05	9/30/04	6/30/05	9/30/04
ASSETS
Current assets
Cash and cash equivalents	9,048	12,190	8,120	11,251	897	908	31	31
Marketable securities	1,728	1,386	1	8	1,719	1,361	8	17
Accounts receivable, net	15,207	15,470	(34)	(8)	10,922	11,275	4,319	4,203
Intracompany receivables	—	—	(11,076)	(12,257)	11,045	12,251	31	6
Inventories, net	12,975	11,358	(8)	(2)	12,916	11,295	67	65
Deferred income taxes	1,213	1,144	20	61	1,129	1,018	64	65
Assets held for sale	589	—	—	—	589	—	—	—
Other current assets	4,712	4,398	720	710	3,001	2,793	991	895

Total current assets	45,472	45,946	(2,257)	(237)	42,218	40,901	5,511	5,282

Long-term investments	3,713	4,122	—	—	3,376	3,790	337	332
Goodwill	7,469	6,476	—	—	7,386	6,394	83	82
Other intangible assets, net	2,688	2,514	—	—	2,677	2,501	11	13
Property, plant and equipment, net	11,039	10,683	—	1	7,477	7,242	3,562	3,440
Deferred income taxes	5,117	4,811	1,284	1,133	3,779	3,598	54	80
Other assets	5,514	4,966	36	44	2,393	2,217	3,085	2,705
Other intracompany receivables	—	—	(1,404)	(1,284)	1,404	1,284	—	—

Total assets	81,012	79,518	(2,341)	(343)	70,710	67,927	12,643	11,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,995	1,434	2,128	850	549	451	318	133
Accounts payable	8,452	9,326	(34)	(3)	8,301	9,109	185	220
Intracompany liabilities	—	—	(10,669)	(7,449)	4,232	1,703	6,437	5,746
Accrued liabilities	9,164	9,240	123	6	8,919	9,055	122	179
Deferred income taxes	1,668	1,522	(358)	(282)	1,731	1,528	295	276
Liabilities held for sale	843	—	—	—	843	—	—	—
Other current liabilities	11,731	11,850	331	452	11,137	11,173	263	225

Total current liabilities	34,853	33,372	(8,479)	(6,426)	35,712	33,019	7,620	6,779

Long-term debt	9,732	9,785	8,616	8,538	685	750	431	497
Pension plans and similar commitments	3,417	4,392	—	—	3,417	4,392	—	—
Deferred income taxes	469	569	180	184	181	274	108	111
Other accruals and provisions	3,875	4,016	25	25	3,530	3,586	320	405
Other intracompany liabilities	—	—	(2,683)	(2,664)	422	457	2,261	2,207

	52,346	52,134	(2,341)	(343)	43,947	42,478	10,740	9,999

Minority interests	565	529	—	—	565	529	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,295,041 and 1,113,285,711 shares, respectively
Issued: 891,085,041 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,156	5,121
Retained earnings	26,506	25,447
Accumulated other comprehensive income (loss)	(6,233)	(6,386)
Treasury stock, at cost 8,988 and 250 shares, respectively	(1)	—

Total shareholders’ equity	28,101	26,855	—	—	26,198	24,920	1,903	1,935

Total liabilities and shareholders’ equity	81,012	79,518	(2,341)	(343)	70,710	67,927	12,643	11,934

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from operating activities
Net income	2,171	2,751	169	151	1,706	2,339	296	261
Adjustments to reconcile net income to cash provided
Minority interest	103	117	—	—	103	117	—	—
Amortization, depreciation and impairments	2,272	2,537	—	—	1,989	2,247	283	290
Deferred taxes	(239)	(186)	(15)	(10)	(199)	(161)	(25)	(15)
Losses (gains) on sales and disposals of businesses and real estate, net	(59)	(141)	—	—	10	(114)	(69)	(27)
(Gains) on sales of investments, net	(18)	(599)	—	—	(18)	(599)	—	—
(Gains) on sales and impairments of marketable securities, net	(233)	(48)	—	(11)	(233)	(36)	—	(1)
Loss (income) from equity investees, net of dividends received	(142)	(216)	—	—	(120)	(224)	(22)	8
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,412)	(1,357)	—	—	(1,409)	(1,389)	(3)	32
(Increase) decrease in accounts receivable, net	761	(153)	105	(153)	638	5	18	(5)
Increase (decrease) in outstanding balance of receivables sold	(89)	81	(4)	64	(85)	17	—	—
(Increase) decrease in other current assets	(220)	595	(248)	354	45	(26)	(17)	267
Increase (decrease) in accounts payable	(614)	182	(6)	(12)	(574)	200	(34)	(6)
Increase (decrease) in accrued liabilities	(90)	117	(17)	—	(26)	79	(47)	38
Increase (decrease) in other current liabilities	(325)	(452)	138	(140)	(518)	(352)	55	40
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—	(1,496)	(1,255)	—	—
Change in other assets and liabilities	191	712	20	196	158	471	13	45

Net cash provided by (used in) operating activities — continuing and discontinued operations	561	2,685	142	439	(29)	1,319	448	927
Net cash provided by (used in) operating activities — continuing operations	1,218	2,591	142	439	631	1,226	445	926
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,175)	(1,752)	—	—	(1,802)	(1,461)	(373)	(291)
Acquisitions, net of cash acquired	(1,421)	(314)	—	—	(1,404)	(309)	(17)	(5)
Purchases of investments	(155)	(305)	—	—	(135)	(300)	(20)	(5)
Purchases of marketable securities	(19)	(56)	(7)	(20)	(7)	(36)	(5)	—
(Increase) decrease in receivables from financing activities	(471)	(267)	(124)	28	—	—	(347)	(295)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	4	(64)	—	—	(4)	64
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	413	2,258	—	—	255	2,124	158	134
Increase (decrease) from sales and dispositions of businesses	(7)	225	—	—	(29)	206	22	19
Proceeds from sales of marketable securities	337	179	14	104	308	62	15	13

Net cash provided by (used in) investing activities — continuing and discontinued operations	(3,498)	(32)	(113)	48	(2,814)	286	(571)	(366)
Net cash provided by (used in) investing activities — continuing operations	(3,431)	14	(113)	48	(2,747)	332	(571)	(366)
Cash flows from financing activities
Proceeds from issuance of common stock	—	3	—	—	—	3	—	—
Purchase of common stock	(172)	—	—	—	(172)	—	—	—
Proceeds from re-issuance of treasury stock	132	—	—	—	132	—	—	—
Repayment of debt	—	(544)	—	(430)	—	(114)	—	—
Change in short-term debt	1,030	184	1,141	175	(158)	(9)	47	18
Dividends paid	(1,112)	(978)	—	—	(1,112)	(978)	—	—
Dividends paid to minority shareholders	(103)	(88)	—	—	(103)	(88)	—	—
Intracompany financing	—	—	(4,292)	1,005	4,217	(386)	75	(619)

Net cash provided by (used in) financing activities	(225)	(1,423)	(3,151)	750	2,804	(1,572)	122	(601)
Effect of exchange rates on cash and cash equivalents	20	(95)	(9)	(74)	28	(20)	1	(1)
Net increase (decrease) in cash and cash equivalents	(3,142)	1,135	(3,131)	1,163	(11)	13	—	(41)
Cash and cash equivalents at beginning of period	12,190	12,149	11,251	11,345	908	725	31	79

Cash and cash equivalents at end of period	9,048	13,284	8,120	12,508	897	738	31	38

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the nine months ended June 30, 2005 and the year ended September 30, 2004
(in millions of €)

				Accumulated other
				comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum	Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	at cost	Total
Balance at October 1, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

Net income	—	—	3,405	—	—	—	—	—	3,405
Change in currency translation adjustment	—	—	—	(249)	—	—	—	—	(249)
Change in unrealized gains and losses	—	—	—	—	77	(28)	865	—	914

Total comprehensive income	—	—	3,405	(249)	77	(28)	865	—	4,070
Dividends paid	—	—	(978)	—	—	—	—	—	(978)
Issuance of common stock and stock-based compensation	—	50	—	—	—	—	—	—	50
Purchase of common stock	—	—	—	—	—	—	—	(106)	(106)
Re-issuance of treasury stock	—	(2)	—	—	—	—	—	106	104

Balance at September 30, 2004	2,673	5,121	25,447	(1,076)	160	55	(5,525)	—	26,855

Net income	—	—	2,171	—	—	—	—	—	2,171
Change in currency translation adjustment	—	—	—	357	—	—	—	—	357
Change in unrealized gains and losses	—	—	—	—	(26)	(129)	(49)	—	(204)

Total comprehensive income	—	—	2,171	357	(26)	(129)	(49)	—	2,324
Dividends paid	—	—	(1,112)	—	—	—	—	—	(1,112)
Issuance of common stock and stock-based compensation	—	43	—	—	—	—	—	—	43
Purchase of common stock	—	—	—	—	—	—	—	(172)	(172)
Re-issuance of treasury stock	—	(8)	—	—	—	—	—	171	163

Balance at June 30, 2005	2,673	5,156	26,506	(719)	134	(74)	(5,574)	(1)	28,101

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	3,456	3,534	3,260	3,232	75	149	3,335	3,381	(70)	209
Siemens Business Services (SBS)	1,331	1,218	979	872	352	268	1,331	1,140	(109)	(2)
Automation and Drives (A&D)	2,565	2,290	2,071	1,891	317	317	2,388	2,208	328	308
Industrial Solutions and Services (I&S)	1,272	952	924	723	260	278	1,184	1,001	26	19
Logistics and Assembly Systems (L&A)	482	513	527	542	30	26	557	568	(49)	14
Siemens Building Technologies (SBT)	1,139	1,070	1,049	960	26	37	1,075	997	26	14
Power Generation (PG)	2,646	2,029	2,112	1,928	2	5	2,114	1,933	224	236
Power Transmission and Distribution (PTD)	1,323	848	868	754	77	68	945	822	27	62
Transportation Systems (TS)	768	942	1,068	1,014	7	5	1,075	1,019	6	(48)
Siemens VDO Automotive (SV)	2,733	2,517	2,563	2,494	3	8	2,566	2,502	178	174
Medical Solutions (Med)	2,119	1,999	1,914	1,651	7	19	1,921	1,670	241	219
Osram	1,038	1,029	1,016	1,004	22	25	1,038	1,029	111	111
Other Operations(6)	556	415	212	290	280	182	492	472	41	17

Total Operations Groups	21,428	19,356	18,563	17,355	1,458	1,387	20,021	18,742	980	1,333
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,590)	(1,638)	14	18	(1,405)	(1,346)	(1,391)	(1,328)	(248)	(322)
Other interest expense	—	—	—	—	—	—	—	—	(48)	(31)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	19,838	17,718	18,577	17,373	53	41	18,630	17,414	684	980

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	127	130	113	106	14	24	127	130	80	67
Siemens Real Estate (SRE)	403	389	60	74	343	315	403	389	44	10
Eliminations	(2)	—	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	528	519	173	180	354	336	527	516	124	77

Eliminations, reclassifications and Corporate Treasury	(431)	—	—	—	(407)	(377)	(407)	(377)	38	46

Siemens	19,935	18,237	18,750	17,553	—	—	18,750	17,553	846	1,103

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	2,553	2,134	221		(219)		138	140	106	115
Siemens Business Services (SBS)	915	632	(102)		83		90	57	72	48
Automation and Drives (A&D)	2,066	1,951	328		230		75	107	43	48
Industrial Solutions and Services (I&S)	990	1,003	81		22		17	8	17	9
Logistics and Assembly Systems (L&A)	497	537	(71)		(24)		13	5	8	7
Siemens Building Technologies (SBT)	1,444	1,359	53		(1)		23	23	20	27
Power Generation (PG)	2,718	1,997	167		159		45	42	44	42
Power Transmission and Distribution (PTD)	1,359	1,162	12		20		28	19	18	15
Transportation Systems (TS)	533	49	(236)		(250)		30	11	12	16
Siemens VDO Automotive (SV)	3,667	3,542	62		423		131	258	105	109
Medical Solutions (Med)	4,004	3,173	(300)		206		812	77	65	54
Osram	2,064	2,011	88		19		86	57	66	69
Other Operations(6)	1,836	1,672	141		94		24	17	19	18

Total Operations Groups	24,646	21,222	444		762		1,512	821	595	577
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,868)	(3,116)	(378	)(7)	(314	)(7)	41	10	1	10
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	47,932	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	70,710	67,927	66		448		1,553	831	596	587

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,578	9,055	(215)		(194)		80	52	49	48
Siemens Real Estate (SRE)	3,513	3,455	67		109		43	22	47	43
Eliminations	(448)	(576)	(66	)(7)	(14	)(7)	—	—	—	—

Total Financing and Real Estate	12,643	11,934	(214)		(99)		123	74	96	91

Eliminations, reclassifications and Corporate Treasury	(2,341)	(343)	(171	)(7)	(1	)(7)	—	—	—	—

Siemens	81,012	79,518	(319)		348		1,676	905	692	678

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	10,879	10,835	9,942	9,839	227	339	10,169	10,178	431	469
Siemens Business Services (SBS)	4,730	3,951	2,884	2,676	987	795	3,871	3,471	(263)	68
Automation and Drives (A&D)	7,350	6,670	5,865	5,417	938	943	6,803	6,360	867	764
Industrial Solutions and Services (I&S)	4,029	3,166	2,795	2,175	741	806	3,536	2,981	87	60
Logistics and Assembly Systems (L&A)	1,940	2,135	1,562	1,523	110	90	1,672	1,613	(4)	(53)
Siemens Building Technologies (SBT)	3,355	3,205	3,038	2,964	77	69	3,115	3,033	97	69
Power Generation (PG)	7,646	7,119	5,702	5,537	14	11	5,716	5,548	695	755
Power Transmission and Distribution (PTD)	3,645	2,775	2,466	2,225	203	210	2,669	2,435	140	176
Transportation Systems (TS)	3,009	3,083	2,993	3,067	36	18	3,029	3,085	30	(305)
Siemens VDO Automotive (SV)	7,370	6,716	7,186	6,685	13	18	7,199	6,703	482	402
Medical Solutions (Med)	6,072	5,626	5,320	4,951	31	75	5,351	5,026	674	774
Osram	3,178	3,190	3,119	3,120	59	70	3,178	3,190	348	336
Other Operations(6)	1,503	1,383	616	875	779	507	1,395	1,382	207	195

Total Operations Groups	64,706	59,854	53,488	51,054	4,215	3,951	57,703	55,005	3,791	3,710
Reconciliation to financial statements
Corporate items, pensions and eliminations	(4,289)	(4,868)	50	113	(4,044)	(3,852)	(3,994)	(3,739)	(807)	(786)
Other interest expense	—	—	—	—	—	—	—	—	(112)	(98)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	60,417	54,986	53,538	51,167	171	99	53,709	51,266	2,872	2,826

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	399	407	346	336	53	71	399	407	269	190
Siemens Real Estate (SRE)	1,188	1,170	187	207	1,001	963	1,188	1,170	114	108
Eliminations	(8)	—	—	—	(9)	(8)	(9)	(8)	—	—

Total Financing and Real Estate	1,579	1,577	533	543	1,045	1,026	1,578	1,569	383	298

Eliminations, reclassifications and Corporate Treasury	(1,181)	—	—	—	(1,216)	(1,125)	(1,216)	(1,125)	219	172

Siemens	60,815	56,563	54,071	51,710	—	—	54,071	51,710	3,474	3,296

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(5)	2,553	2,134	209		(134)		358	296	327	367
Siemens Business Services (SBS)	915	632	(414)		(177)		222	147	192	154
Automation and Drives (A&D)	2,066	1,951	809		637		152	230	136	164
Industrial Solutions and Services (I&S)	990	1,003	102		24		17	48	57	27
Logistics and Assembly Systems (L&A)	497	537	25		(172)		30	21	24	27
Siemens Building Technologies (SBT)	1,444	1,359	51		137		111	58	69	90
Power Generation (PG)	2,718	1,997	(24)		486		457	122	135	130
Power Transmission and Distribution (PTD)	1,359	1,162	(28)		123		91	56	49	45
Transportation Systems (TS)	533	49	(493)		(437)		60	35	37	46
Siemens VDO Automotive (SV)	3,667	3,542	383		865		353	448	296	295
Medical Solutions (Med)	4,004	3,173	(161)		500		975	359	160	144
Osram	2,064	2,011	336		338		214	156	192	196
Other Operations(6)	1,836	1,672	(59)		15		183	46	56	51

Total Operations Groups	24,646	21,222	736		2,205		3,223	2,022	1,730	1,736
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,868)	(3,116)	(2,852	)(7)	(647	)(7)	49	(3)	4	460
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	47,932	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	70,710	67,927	(2,116)		1,558		3,272	2,019	1,734	2,196

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,578	9,055	(49)		332		250	216	144	146
Siemens Real Estate (SRE)	3,513	3,455	38		281		160	85	139	144
Eliminations	(448)	(576)	(115	)(7)	(53	)(7)	—	—	—	—

Total Financing and Real Estate	12,643	11,934	(126)		560		410	301	283	290

Eliminations, reclassifications and Corporate Treasury	(2,341)	(343)	29	(7)	487	(7)	—	—	—	—

Siemens	81,012	79,518	(2,213)		2,605		3,682	2,320	2,017	2,486

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its Consolidated Financial Statements in euros (€).
     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.
     Interim financial statements—The accompanying Consolidated Balance Sheet as of June 30, 2005, the Consolidated Statements of Income for the three months and nine months ended June 30, 2005 and 2004, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2005 and 2004, the Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended June 30, 2005 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2004 Annual Report. Results for the three months and nine months ended June 30, 2005 are not necessarily indicative of future results.
     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 16. The information disclosed in these Notes relates to Siemens unless otherwise stated.
     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation. See Note 2 for a description of discontinued operations.
     Stock-based compensation—As of October 1, 2003, the Company adopted the fair value recognition provisions of Statements of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled after October 1, 2003. Stock-based compensation cost is measured at the grant date at the fair value of the award based on a Black-Scholes option pricing model and is recognized as expense over the vesting period. Awards granted before October 1, 2003 continue to be accounted for under the intrinsic value based recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Accounting Principles Board (APB) Opinion No. 25, compensation cost, if any, is measured based on the excess of the quoted market price at the measurement date over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if the fair-value-based method of SFAS 123 had been applied to all awards:

	Three months ended		Nine months ended
	June 30,		June 30,
	2005	2004	2005	2004
Net income
As reported	389	815	2,171	2,751
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	8	8	47	50
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(9)	(20)	(48)	(91)

Pro forma	388	803	2,170	2,710

Basic earnings per share
As reported	0.44	0.91	2.44	3.09
Pro forma	0.44	0.90	2.44	3.04
Diluted earnings per share
As reported	0.42	0.88	2.34	2.96
Pro forma	0.42	0.86	2.33	2.91
     See Note 14 for further information on stock-based compensation.
     Recent accounting pronouncements—In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. In April 2005, the SEC issued a release allowing postponement of the effective date of SFAS 123R. In accordance with the SEC release, SFAS 123R is now effective with the beginning of the first interim reporting period of the Company’s first fiscal year beginning on or after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. The adoption of SFAS 123R, including the remeasurement from intrinsic value to fair value of liability classified awards, is not expected to have a material impact on the Company’s consolidated financial statements.
     In June 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an incentive and benefit program towards early retirement. Companies are required to recognize the salary ratably over the active service period. Accruals for the bonus shall be recorded ratably under Type II arrangements from the date the individual employee enrolls in the ATZ arrangement to the end of the active service period. Related government subsidies are accounted for separately from the ATZ benefits at the time the criteria to receive them are met. EITF 05-5 is effective for fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.
     In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections – a replacement of

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
APB No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. The Statement generally requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, and stipulates specific disclosure guidance regarding restatement. The Statement becomes effective for the first quarter of 2007. As early adoption is permitted, the Company plans to adopt this Standard as of October 1, 2005. The adoption of SFAS 154 is not expected to have a material impact on the Company’s consolidated financial statements.
2. Acquisition and discontinued operations
     Acquisitions
     In May 2005, the Company acquired CTI Molecular Imaging, Inc., USA (CTI). The primary reason for the acquisition is to strengthen the Company’s commitment to molecular imaging development. Siemens owned a 49% interest in a joint venture consolidated by CTI before the acquisition of which Siemens was the primary customer. As a result of the CTI acquisition, Siemens now consolidates this joint venture. CTI is integrated into Med and was consolidated as of May 2005, when it became a wholly owned subsidiary. Preliminary acquisition costs amount to approximately €792. The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €113 was allocated to intangible assets and €535 to goodwill.
     Discontinued Operation
     In June 2005, Siemens signed an agreement to sell its Mobile Devices (MD) business to BenQ Corporation (BenQ) based in Taiwan (the Agreement). The Agreement also foresees the sale of MD’s operation included in Siemens Shanghai Mobile Communications Ltd. in the Peoples Republic of China (SSMC), subject to the consent of the Company’s minority shareholders which was obtained in July 2005. Closing of the MD transaction, excluding SSMC (Disposal Group), is expected in the fourth quarter of fiscal 2005, and is subject to the approval of relevant antitrust authorities. The purchase price will be determined at closing and is expected to result in net cash being paid to BenQ. As part of the Agreement, Siemens will purchase €50 in BenQ shares, representing a less than five percent investment in BenQ based on their share price as of June 30, 2005.
     As of June 30, 2005, the Company has reported its MD business (excluding SSMC) as discontinued operations. Accordingly, the assets and liabilities of the Disposal Group are classified on the balance sheet as held for sale as of June 30, 2005 and measured at the lower of their carrying amount or fair value less cost to sell. The amount of loss recognized as of June 30, 2005, is generally limited to the value of long-lived assets within the Disposal Group.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The carrying amounts of the major classes of assets and liabilities included in the Disposal Group as of June 30, 2005 were as follows:

June 30,
2005
Accounts receivable, net	261
Inventories, net	232
Long-term investments	51
Other assets	45

Assets held for sale	589

Accounts payable	494
Accruals	221
Pension plans and similar commitments	57
Other liabilities	71

Liabilities held for sale	843

     The net results from operations of the Disposal Group for current and prior periods are reported in the Income Statement in the line Income (loss) from discontinued operations, net of income taxes. In the three months ended June 30, 2005 and 2004, the Disposal Group’s net sales were €671 and €991, respectively. In the nine months ended June 30, 2005 and 2004, net sales were €2,673 and €3,645, respectively. The income tax benefit included in discontinued operations for the three month periods ended June 30, 2005 and 2004 amounted to €133 and €39, respectively, and €250 and €24 for the nine month periods ended June 30, 2005 and 2004, respectively.
     Included in the loss from discontinued operations are intercompany charges primarily related to the Disposal Group costs resulting from mobile phones purchased from SSMC, representing less than 20% of operating costs and other expenses in the periods under review. As described above, in July 2005, the Company received approval of its minority shareholders to sell this business. Accordingly, SSMC will also be classified as discontinued operations beginning from that date. The ultimate disposal of this business is expected to occur within one year after the closing of the MD transaction.
3. Other operating income (expense), net

	Three months ended		Nine months ended
	June 30,		June 30,
	2005	2004	2005	2004
Gains (losses) on sales and disposals of businesses, net	39	6	16	100
Gains (losses) on sales of real estate, net	22	14	43	41
Other, net	(16)	(7)	(21)	(35)
Impairment of goodwill	—	—	—	(433)

	45	13	38	(327)

     In the nine months ended June 30, 2004, the Company recorded an impairment of goodwill of €433 (see Note 7). Gains on sales and disposals of businesses, net for the nine months ended June 30, 2004, includes a pre-tax gain of €105 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden (see Note 3 to the Consolidated Financial Statements contained in the Company’s Annual Report for the year ended September 30, 2004).

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
4. Interest income, net

	Three months ended		Nine months ended
	June 30,		June 30,
	2005	2004	2005	2004
Interest income (expense) of Operations, net	2	11	(23)	16
Other interest (expense) income, net	65	70	206	194

Total interest income, net	67	81	183	210

Thereof: Interest and similar income	179	188	534	540
Thereof: Interest and similar expense	(112)	(107)	(351)	(330)
     Interest income (expense) of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.
5. Marketable securities
     In late December 2004, the Company sold 13 million shares of its investment in Juniper Networks, Inc. (Juniper) for €263 resulting in a pre-tax gain of €208 reported in Income (expense) from financial assets and marketable securities, net. Due to the sale, approximately 12 million Juniper shares became available-for-sale securities and were written up to fair value. The increase to market value was recorded as an unrealized gain in Accumulated other comprehensive income (loss). The Company’s remaining interest in Juniper was reclassified from Long-term investments to Marketable securities.
     As of June 30, 2005, the Company had an unrealized loss in its equity investment in Infineon Technologies AG (Infineon) of €42 which has been determined by management to be temporary in nature. In making this determination, the Company evaluated the financial condition and near-term prospects of Infineon in relation to the duration and severity of the loss.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
6. Inventories, net

	June 30,	September 30,
	2005	2004
Raw materials and supplies	2,336	2,282
Work in process	2,669	2,261
Costs and earnings in excess of billings on uncompleted contracts	7,740	6,650
Finished goods and products held for resale	2,970	2,777
Advances to suppliers	476	651

	16,191	14,621
Advance payments received	(3,216)	(3,263)

	12,975	11,358

7. Goodwill
     The table below presents the carrying amount of goodwill by segment:

	June 30,	September 30,
	2005	2004
Operations
Communications (Com)*	466	367
Siemens Business Services (SBS)	281	269
Automation and Drives (A&D)	401	388
Industrial Solutions and Services (I&S)	279	258
Logistics and Assembly Systems (L&A)	123	123
Siemens Building Technologies (SBT)	444	415
Power Generation (PG)	1,224	1,027
Power Transmission and Distribution (PTD)	312	320
Transportation Systems (TS)	112	111
Siemens VDO Automotive (SV)	1,530	1,524
Medical Solutions (Med)	2,129	1,514
Osram	85	78
Financing and Real Estate
Siemens Financial Services (SFS)	83	82
Siemens Real Estate (SRE)	—	—

Siemens	7,469	6,476

*	As of October 1, 2004, the Groups ICN and ICM were combined into one Group named Communications (Com) (see Note 16).
     Goodwill increased by €993 in the nine months ended June 30, 2005. The change is attributable to €883 acquisitions and purchase accounting adjustments, €127 foreign currency translation and other adjustments primarily resulting from the upturn of the U.S.$ against the Euro, and goodwill impairment of €(17) in connection with the planned sale of Com’s MD business (see Note 2). Acquisitions and purchase accounting adjustments related to Med, PG, Com, SBT, PTD, I&S, SBS, A&D, SV, Osram and TS. No goodwill was disposed of in the nine months ended June 30, 2005.
     In the nine months ended June 30, 2004, Goodwill decreased by €394, which was mainly attributable to impairment charges to businesses acquired by the Company (see below). The strength of the Euro particularly against the U.S.$ resulted in a further decrease of goodwill, resulting in foreign currency translation and other adjustments of €(85) primarily related to the Company’s businesses in the U.S. Med’s sale of its Life Support Systems business and a smaller disposition at SBT additionally reduced goodwill by €(40). Acquisitions and purchase accounting adjustments resulted in a total increase in goodwill of €164 which were attributable to PG, ICN, Med, A&D and I&S.
     During the second quarter of fiscal 2004, the Company recorded goodwill impairments totaling €433. Based on the results of the Company’s analysis of current projects at Logistics and Assembly Systems (L&A) in conjunction with changing markets, new competition and structural challenges to attaining profitability, the

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Company fundamentally revised its related business plan and concluded that goodwill of two of L&A’s reporting units, Distribution and Industry Logistics (DI) and Airport Logistics (AL), were impaired. Rapid market deterioration followed by excess capacity and significant margin declines caused the Company to reassess its estimated future cash flows from its DI business at a level materially below earlier estimates, resulting in an impairment charge of €293. In the AL business, increasing competition, particularly in the U.S., led to significant reductions in estimated future cash flows and resulted in a goodwill impairment of €140. The fair values of the reporting units were estimated using the present value of expected future cash flows.
8. Other intangible assets, net

	June 30,	September 30,
	2005	2004
Software	2,161	1,880
Less: accumulated amortization	(1,254)	(949)

Software, net	907	931

Patents, licenses and similar rights	3,115	2,778
Less: accumulated amortization	(1,334)	(1,195)

Patents, licenses and similar rights, net	1,781	1,583

Other intangible assets, net	2,688	2,514

     Amortization expense for the three months ended June 30, 2005 and 2004, amounted to €150 and €152, respectively, and €455 and €454 for the nine months ended June 30, 2005 and 2004, respectively.
9. Accrued liabilities
     thereof current portion:

	June 30,	September 30,
	2005	2004
Employee related costs	2,528	2,317
Product warranties	1,994	2,096
Income and other taxes	1,441	1,384
Accrued losses on uncompleted contracts	1,013	1,061
Other	2,188	2,382

	9,164	9,240

     Changes in current and non-current accruals for product warranties were as follows:

	Nine months ended
	June 30,
	2005	2004
Accrual as of the beginning of the period (thereof current €2,096 and €1,830)	2,824	2,353
Amount charged to expense in the current period (additions)	663	551
Reduction due to payments in cash or in kind (usage)	(664)	(627)
Foreign currency translation adjustment	26	(18)
Other changes related to existing warranties*	(169)	306

Accrual as of the end of the period (thereof current €1,994 and €1,884)	2,680	2,565

*	includes warranties reclassified to Liabilities held for sale in the third quarter of fiscal 2005.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
10. Debt
     In March 2005, the Company renewed its U.S.$3.0 billion multi-currency revolving credit facility and increased it to a U.S.$5.0 billion syndicated multi-currency revolving loan credit facility expiring March 2012 provided by a syndicate of international banks. Borrowings under this credit facility bear interest of 0.15% above either EURIBOR (Euro Interbank Offered Rate) in case of a draw down in euros, or LIBOR (London Interbank Offered Rate) in case of a draw down in the other currencies agreed on. As of June 30, 2005, the full amount of this line of credit remains unused.
11. Pension plans and similar commitments
Principal pension benefits: Components of net periodic pension cost (NPPC) from continuing operations:

	Three months ended			Three months ended
	June 30, 2005			June 30, 2004
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	143	75	68	116	53	63
Interest cost	281	181	100	276	184	92
Expected return on plan assets	(325)	(226)	(99)	(289)	(204)	(85)
Amortization of:
Unrecognized prior service (benefit) cost	(2)	(5)	3	3	—	3
Unrecognized net losses	141	119	22	156	130	26

Net periodic pension cost	238	144	94	262	163	99

Germany	144			163
U.S.	47			55
U.K.	37			35
Other	10			9

	Nine months ended June 30, 2005			Nine months ended June 30, 2004
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	426	226	200	350	158	192
Interest cost	833	543	290	826	556	270
Expected return on plan assets	(962)	(679)	(283)	(866)	(610)	(256)
Amortization of:
Unrecognized prior service (benefit) cost	(8)	(15)	7	8	—	8
Unrecognized net losses	420	356	64	466	390	76

Net periodic pension cost	709	431	278	784	494	290

Germany	431			494
U.S.	138			161
U.K.	110			100
Other	30			29
12. Shareholders’ equity
     Capital increases
     In the nine months ended June 30, 2005, common stock increased by €28 thousand through the issuance of 9 thousand shares from the conditional capital as settlement to former shareholders of SNI AG.
     Treasury Stock
     At the Annual Shareholders’ Meeting, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 26, 2006.
     In the nine months ended June 30, 2005, Siemens repurchased a total of 2,804,764 shares at an average price of €61.26 per share for the purpose of selling them to employees. Thereof, 946 thousand shares of Treasury Stock were sold to employees in the nine months ended June 30, 2005 to accommodate the exercise of stock options. Additionally, in the nine months ended June 30, 2005, 1,850 thousand shares were issued to employees under a compensatory employee share purchase program (see Note 14 for additional information on the employee share purchase program).

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
13. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2005	2004
Guarantees:
Credit guarantees	356	341
Guarantees of third-party performance	518	370
Other guarantees	516	525

	1,390	1,236

14. Stock-based compensation
     In fiscal 2005, the Company introduced stock awards as another type of compensation. Stock awards granted in fiscal 2005 resulted in a significant reduction in the number of stock options awarded as compared with fiscal 2004.
     Stock Option Plans
     In November 2004, the Supervisory Board and the Managing Board granted options to 624 key employees for 2,945,035 shares with an exercise price of €72.54, of which options for 296,270 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price of €72.54 is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of three years.
     Details on option activity and weighted average exercise prices for the nine months ended June 30, 2005 and 2004, respectively, are as follows:

	Nine months ended		Nine months ended
	June 30, 2005		June 30, 2004
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of the period	28,054,326	€70.86	20,410,876	€69.82
Granted	2,945,035	€72.54	8,678,752	€73.25
Options exercised	(950,191)	€54.24	(58,950)	€57.73
Options forfeited	(544,093)	€73.78	(791,314)	€71.84

Outstanding, end of period	29,505,077	€71.51	28,239,364	€70.84

Exercisable, end of period	18,299,030	€70.56	10,870,522	€82.89
     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. The fair value of options granted in November 2004 amounted to €4.54 per option. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Stock appreciation rights
     Where local regulations restrict the grants of stock options in certain jurisdictions, the Company grants stock appreciation rights to employees. In the nine months ended June 30, 2005, 76,670 stock appreciation rights, which allow settlement in cash only, were granted at an exercise price of €72.54 under the same conditions as the 2001 Siemens Stock Option Plan. As of September 30, 2004, 198,850 stock appreciation rights with an weighted average exercise price of €73.25 were outstanding. In the nine months ended June 30, 2005, 2,200 stock appreciation rights with an weighted average exercise price of €73.25 forfeited resulting in 273,320 stock appreciation rights with an weighted average exercise price of €73.05 outstanding at June 30, 2005. As of June 30, 2005, none of the stock appreciation rights are exercisable.
     Stock awards
     In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing stock-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG from the authorized or the conditional capital reserved for this purpose, Treasury Stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.
     Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to executive officers and eligible employees.
     In the nine months ended June 30, 2005, the Company granted 1,152,508 stock awards to 5,343 employees of which 24,177 awards were granted to the Managing Board. 10,095 awards forfeited in the nine months ended June 30, 2005, resulting in a quarter-end balance of 1,142,413 awards.
     Stock awards are accounted under the fair value recognition provisions of SFAS 123. Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €55.63 per award. Total fair value of stock awards granted in the nine months ended June 30, 2005 amounted to €64.
     Phantom stock
     Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In the nine months ended June 30, 2005, 28,628 phantom stock rights were granted and 204 phantom stock rights forfeited resulting in a balance of 28,424 phantom stock rights as of June 30, 2005.
     Employee share purchase plan
     Under a compensatory employee share purchase program, employees may purchase shares in the Company at preferential prices once a year. The employee share purchase program is accounted under the fair value recognition provisions of SFAS 123. In the nine months ended June 30, 2005 and 2004, the Company incurred compensation expense of €31 and €35, respectively.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
15. Earnings per share

	Three months ended		Nine months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(shares in thousands)		(shares in thousands)
Income from continuing operations	625	871	2,570	2,762
Plus: interest on dilutive convertible debt securities	5	5	16	16

Income from continuing operations plus effect of assumed conversions	630	876	2,586	2,778

Weighted average shares outstanding—basic	891,081	891,043	890,617	890,586
Effect of dilutive convertible debt securities and stock options	45,491	45,361	45,645	45,626

Weighted average shares outstanding—diluted	936,572	936,404	936,262	936,212

Basic earnings per share (from continuing operations)	0.70	0.97	2.89	3.10
Diluted earnings per share (from continuing operations)	0.67	0.94	2.76	2.97
16. Segment information
     As of fiscal 2005, the Company has fourteen reportable segments referred to as “Groups” (fifteen Groups prior to combining ICN and ICM to one Group named Com as of October 1, 2004, as a result of a change in the Company’s management approach. Prior-year results have been recast into the new structure for purposes of comparison). As discussed in Note 2, the majority of Com’s MD business is reported as discontinued operations. Current and prior year Segment disclosure excludes the applicable information included in the MD Disposal Group. The Groups are reported among the components used in the Company’s financial statement presentation—see Note 1. The Groups are organized based on the nature of products and services provided.
     Within the Operations component, Siemens has twelve Groups (thirteen Groups prior to combining ICN and ICM). Those Groups involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.
     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.

     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts based on service costs of pension plans. All other pension related costs, including charges for the German pension insurance association and plan administration costs, are included in the line item Corporate items, pensions and eliminations.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

     Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including, up to the second quarter of fiscal 2004, the Company’s share of earnings (losses) from the equity investment in Infineon and the gain from the sale of Infineon shares as well as goodwill impairment related to L&A (see Note 7). Because the impaired businesses were acquired at the corporate level as part of the Company’s Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Nine months ended
	June 30,
	2005	2004
Corporate items	(421)	(228)
Pensions	(388)	(547)
Eliminations	2	(11)

	(807)	(786)

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	June 30,	September 30,
	2005	2004
Total assets of Operations	70,710	67,927

Asset-based adjustments
Intracompany financing receivables and investments	(12,447)	(13,534)
Tax related assets	(5,304)	(4,889)
Liability-based adjustments
Pension plans and similar commitments	(3,417)	(4,392)
Accruals	(5,993)	(6,125)
Liabilities to third parties	(20,771)	(20,881)

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(47,932)	(49,821)
Net capital employed of Corporate items, pensions and eliminations	1,868	3,116

Net capital employed of Operations Groups	24,646	21,222

     The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations component as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

					Amortization,
	Net cash from operating		Capital		depreciation and
	and investing activities		spending		impairments
			Nine months ended June 30,
	2005	2004	2005	2004	2005		2004
Total Operations —continuing	(2,116)	1,558	3,272	2,019	1,734		2,196
Total Operations — discontinued	(727)	47	69	51	255	*	51

Total Operations	(2,843)	1,605	3,341	2,070	1,989		2,247
Total Financing and Real Estate — continuing	(126)	560	410	301	283		290
Total Financing and Real Estate — discontinued	3	1	—	—	—		—

Total Financing and Real Estate	(123)	561	410	301	283		290
Eliminations, reclassifications and Corporate Treasury	29	487	—	—	—		—

Siemens Consolidated Statements of Cash Flow	(2,937)	2,653	3,751	2,371	2,272		2,537

*	Including €200 for write-downs of long-lived assets and a goodwill impairment.
Financing and Real Estate
     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
17. Subsequent events
     After the close of the third quarter, the Company completed the tender offer for additional shares in the Austrian engineering group VA Technologie AG (VA Tech) with the following major lines of businesses: metallurgy, power generation, transmission and distribution and infrastructure. The preliminary purchase price is €1,004 for a total equity interest of 97.15% in VA Tech. The transaction closed on July 15, 2005. VA Tech will be included in the Siemens consolidated financial statements as from that date. VA Tech’s metallurgy, power transmission and distribution, and infrastructure activities will be integrated into I&S and PTD. In order to comply with respective European antitrust ruling, the VA Tech power generation business which includes the hydropower activities will be sold.
     In March 2005, Siemens entered into an agreement to acquire all shares of Flender Holding GmbH, Germany (Flender) a supplier of gear systems. The preliminary purchase price amounts to approximately €701 million net of debt assumed. The transaction closed on July 1, 2005. Flender will be included in the Siemens consolidated financial statements as from that date. Flender will be integrated into A&D.
     On July 28, 2005, BenQ shareholders approved the MD purchase agreement (see Note 2).

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2005			Fiscal year 2004
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net income (in millions of €)	389	781	1,001	654	815	1,210	726
Net cash from operating and investing activities (in millions of €)(1)	(439)	(193)	(2,305)	609	279	3,565	(1,191)

Key capital market data
Basic earnings per share(1)	0.44	0.88	1.12	0.73	0.91	1.36	0.82
Diluted earnings per share(1)	0.42	0.84	1.08	0.70	0.88	1.30	0.78

Siemens stock price (2)
High	63.20	63.60	62.54	61.06	65.05	68.30	64.85
Low	56.20	59.08	57.50	53.40	54.95	57.30	52.02
Period-end	60.34	61.05	62.38	59.21	59.11	60.07	63.50
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	– 6.12	– 3.80	– 3.47	+ 4.60	– 6.23	– 2.22	+ 2.96
Compared to Dow Jones STOXX® index	– 7.23	– 6.68	– 0.01	+ 1.48	– 4.10	– 8.75	+ 13.59

Number of shares issued (in millions)	891	891	891	891	891	891	891

Market capitalization (in millions of €)(3)	53,768	54,400	55,492	52,761	52,670	53,524	56,485

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Continuing and discontinued operations.
(2)	XETRA closing prices, Frankfurt.
(3)	Based on shares outstanding.

Supervisory Board and Managing Board changes
Supervisory Board changes
     A change in the membership of the Supervisory Board was proposed and voted upon at the Annual Shareholders’ Meeting (the meeting) on January 27, 2005. Dr. Karl-Hermann Baumann retired, due to age limits stipulated by company rules, at the end of the meeting on January 27, 2005. Dr. Heinrich v. Pierer, the Company’s earlier President of the Managing Board and CEO (Chief Executive Officer), was elected as member of the Supervisory Board. At the Supervisory Board meeting held subsequently on the same day, members then voted on Dr. Heinrich v. Pierer’s election as Chairman of the Supervisory Board of Siemens AG.
Managing Board changes
     Dr. Klaus Kleinfeld was elected President of the Managing Board and CEO succeeding Dr. Heinrich v. Pierer as of January 27, 2005.
     Effective October 1, 2004, Thomas Ganswindt, earlier President of ICN, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee.
     Effective October 1, 2004, Rudi Lamprecht, earlier President of ICM, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee.

Siemens financial calendar*

Nov. 10, 2005	Preliminary figures for fiscal year/Press conference
Jan. 26, 2006	Annual Shareholders’ Meeting for fiscal 2005

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)

E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet       www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2005 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 4, 2005	/s/ Dr. Ralf P. Thomas

Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller

/s/ Dr. Klaus Patzak

Name: Dr. Klaus Patzak
Title: Corporate Vice President Financial Reporting and Controlling